Mark A. Weiss
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6457
E-MAIL: mweiss@kmklaw.com
July 25, 2007
Via EDGAR and Facsimile (202) 772-9203
Michael Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Great American Financial Resources, Inc.
Schedule 13E-3 filed on June 14, 2007
File No. 005-42992
Schedule 14A filed June 14, 2007
File No. 001-11632
Dear Mr. Pressman:
     On behalf of American Financial Group, Inc. (“AFG”), Great American Financial Resources, Inc. (“GAFRI”) and GAFRI Acquisition Corp. (“GAC,” and with AFG and GAFRI, the “Companies”), we are responding to the Staff’s comments contained in the letter dated July 17, 2007 to the above—referenced filings.
     GAFRI is today filing an amended preliminary proxy statement. The Companies (and the additional filing persons as discussed below under Comment No. 1) are also today filing Amendment No. 1 to the Schedule 13E-3.
Schedule 13E-3
1.	Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe Messrs. Lindner, Lindner, Ambrecht, Scheper and Martin are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to
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Michael Pressman, Esq.
July 25, 2007

unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).
     The Companies have reviewed the guidance cited by the Staff and discussed the determination of filing persons with Michael Pressman on July 19, 2007. The Companies understand that persons who are affiliates engaged in a going private transaction must be included as filing persons in the Schedule 13E-3.
     The Companies believe that Mr. Lindner and Mr. Lindner should be added as filing persons. Mr. Lindner and Mr. Lindner have been added as filers on the Schedule 13E-3, and additional disclosure required by Schedule 13E-3 has been added to Schedule 13E-3 and incorporated into the Schedule 13E-3 via the preliminary proxy statement.
     The proposal to engage in the transaction resulted from analysis performed by AFG’s senior management. After determining the benefits to AFG of the proposed transaction as set forth in the preliminary proxy statement under “Special Factors—AFG’s Reasons for the Merger,” AFG’s senior management informed the AFG Board of Directors and transmitted the proposal letter to GAFRI.
     S. Craig Lindner is a member of senior management of both AFG and GAFRI, and Carl H. Lindner is Chairman of the Board of Directors of both AFG and GAFRI. Because of their positions with AFG, each Mr. Lindner was involved in the discussions regarding the proposed merger and assisted in the determination that AFG propose the merger to GAFRI. Each Mr. Lindner is an affiliate of both GAFRI and AFG and each was engaged in the proposed transaction by virtue of his position with AFG and his involvement in determining to propose the merger. As a result, as stated above, each Mr. Lindner has been added to the Schedule 13E-3 as a filing person.
     In addition, after the review by the Companies of the guidance cited by the Staff in its comment letter, the Companies determined to include Carl H. Lindner III, Co-Chief Executive Officer, Co-President and a Director of AFG, as a filing person (Messrs. Lindner, Lindner, Lindner and the Companies are collectively referred to as the “Filing Persons”). Mr. Lindner, as a member of senior management of AFG, has been engaged in the proposed transaction.
     Messrs. Ambrecht, Scheper and Martin, however, have not been added as filing persons to the Schedule 13E-3.
     Mr. Scheper is a member of senior management and a director of GAFRI. Mr. Scheper performed his roles in those capacities in connection with GAFRI’s response to the unsolicited proposal received from AFG—by reviewing the terms of the transaction, participating in the appointment of the Special Committee and otherwise performing his duties as a senior officer and director of GAFRI. Mr. Scheper did not participate in AFG’s decision to advance its

Michael Pressman, Esq.
July 25, 2007

proposal. As such, none of the Companies believe that Mr. Scheper has been engaged in the proposed transaction.
     Similarly, Mr. Ambrecht and Mr. Martin, while directors of both AFG and GAFRI, were not involved in the determination that AFG propose the merger to GAFRI except in their capacities as directors of AFG who were informed of the reasoning of AFG’s senior management. Neither Mr. Ambrecht nor Mr. Martin served on the Special Committee, and both abstained from voting on the merger proposal as directors of GAFRI in order to make clear that neither was “on both sides” of the transaction and, instead, were acting in their capacities as directors of AFG. Their role as directors of AFG and GAFRI involved reviewing the terms of the proposed transaction and otherwise fulfilling their state law fiduciary duties. As a result, the Companies do not believe that either Mr. Ambrecht or Mr. Martin was engaged in the proposed transaction.
Schedules 14A
2.	Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).
     GAFRI has revised the preliminary proxy statement and form of proxy card as requested.
3.	The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a “Special Factors” section at the beginning of the proxy statement, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). Please revise the proxy statement to relocate the “Special Factors” so that it immediately follows the summary.
GAFRI has revised the preliminary proxy statement as requested.
4.	Please review the second proposal to clarify the meaning of “necessary or appropriate.”
     GAFRI has removed the second proposal in its entirety.
Cautionary Statement Concerning Forward-Looking Information, page 14
5.	We note your reference to the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Refer to Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Please revise your Schedule 14A to eliminate all references to the PSLRA and confirm that you will refrain from such references in any future filings or press releases relating to the going private transaction.

Michael Pressman, Esq.
July 25, 2007

     GAFRI has deleted the section entitled, “Cautionary Statement Concerning Forward-Looking Information” as requested. Each of the Companies confirms that it will refrain from references to the PSLRA in future filings and press releases related to the proposed transaction.
Special Factors, page 20
6.	Where appropriate please include disclosure regarding alternatives to the merger considered by AFG. If no alternatives were considered, please include disclosure explaining why.
     GAFRI has added the disclosure as a third paragraph under “Special Factors—Background of the Merger” on page 10.
7.	Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. For instance, we note the reference to the preliminary report valuation prepared by CCW referenced in the first full paragraph on page 24. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.
     We have been informed that CCW made preliminary presentations concerning the transaction to the Special Committee on April 17, 2007 and May 15, 2007. The materials associated with these presentations are substantially the same materials associated with CCW’s final presentation made to the Special Committee on May 17, 2007. The material terms of the May 17, 2007 final presentation are summarized in the section entitled “Special Factors—Financial Analysis of the Special Committee’s Financial Advisor.” As such, we respectfully submit that providing detailed summaries of these preliminary presentations would be unnecessarily duplicative and potentially confusing to stockholders, without providing additional material information to assist stockholders in making an informed decision regarding the proposed merger. We are, however, supplementally providing copies of the preliminary presentations made on April 17, 2007 and May 15, 2007 to the Staff for its review. The preliminary presentations are supplementally provided in attached Appendix A. GAFRI respectfully requests that the Staff review the information attached as Appendix A to this letter and, if the Staff determines that the preliminary presentations should be filed with the Schedule 13E-3, the Companies will comply with the determination of the Staff and file the preliminary presentations as exhibits to an amended Schedule 13E-3.

Michael Pressman, Esq.
July 25, 2007

Recommendations of the Special Committee and our Board of Directors, page 26
8.	Please revise to expressly indicate whether the board and special committee believe the Rule 13e-3 transaction is both substantively and procedurally fair to the company’s unaffiliated shareholders. Refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719. Note that your fairness discussion should only address fairness to unaffiliated shareholders in accordance with Item 1014(a) of Regulation M-A. In addition, your disclosure should separately address procedural and substantive fairness.
     GAFRI has added disclosure as requested under “Special Factors—Recommendations of the Special Committee and the Board of Directors” beginning on page 15.
Reasons for the Special Committee’s Determination, page 27
9.	If one party relied on the analysis of another, such as the financial advisor or special committee, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.
     GAFRI has added the disclosure as requested under the new heading, “Special Factors—Determination as to Fairness—AFG, GAC and Affiliates” on page 11.
10.	Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please revise to discuss each factor in reasonable detail. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981).
     GAFRI has added disclosure as requested under “Special Factors—Recommendations of the Special Committee and the Board of Directors” beginning on page 15.
11.	Revise the discussion of procedural fairness to address Items 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board’s belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.
     GAFRI has added disclosure as requested under “Special Factors—Recommendations of the Special Committee and the Board of Directors” beginning on page 15.
Position of the Board of Directors as to Fairness of the Merger, page 29
12. Consider identifying the members of the board voting in favor of the transaction.

Michael Pressman, Esq.
July 25, 2007

     The members of the Board of Directors of GAFRI who voted in favor of the transaction have been identified on page 18.
13.	We are unable to locate the disclosure required by Item 1014 with respect to AFG and GAC. Please advise.
     GAFRI has added a subsection under “Special Factors” entitled, “Determination as to Fairness—AFG, GAC and Affiliates” on page 11.
Opinion of the Special Committee’s Financial Advisor, page 29
14.	We note the disclosure here and the opinion itself indicate that the opinion was for the “sole” benefit of the Special Committee. Please revise the disclosure and opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. Alternatively, revise to include the basis for the advisor’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws. See our website, www.sec.gov, for further guidance under the Division of Corporation Finance’s Current Issues Outline at section II.D.1.
     The disclosure and opinion have been revised on page 18 and Appendix B as requested.
15.	Please delete the statement that the opinion is “quantified in its entirety by reference to the written opinion.” Investors are entitled to rely upon your disclosure.
     The statement has been deleted as requested.
16.	Please revise to disclose the data underlying the results described in connection with the analyses performed by CCW and to show how that information resulted in the multiples/values disclosed, and explain how the results in each analysis support the fairness opinion given by CCW. In that regard, consider expanding your disclosure to provide tabular disclosure setting forth the data underlying the separate analyses. To the extent this underlying data was not provided to the Special Committee or board, please state so here and, in an appropriate location, explain how the committee and board were able to rely on this advisor’s opinion without having access to such data.
     The disclosure requested in the first two sentences of this Comment No. 16 has been added in the section entitled, “Special Factors—Financial Analyses of the Special Committee’s Financial Advisor” beginning on page 20. The data underlying the financial analyses performed

Michael Pressman, Esq.
July 25, 2007

by CCW were provided to both the Special Committee and the board, and the revised material provided in response to the first two sentences of this Comment No. 16 was taken directly from CCW’s final report.
17.	Please disclose any relationships between filing persons and CCW in the preceding two years, including any consideration paid. In addition, please disclose the amount paid to CCW in connection with the merger.
     The disclosure has been revised as requested in the second and fourth paragraphs under “Special Factors—Opinion of Special Committee’s Financial Advisor” beginning on page 18.
Certain Effects of the Merger, page 34
18.	Please revise the fourth paragraph to provide greater detail regarding the effects of the transaction on each filing person. Refer to Instructions 2 and 3 of Item 1013(d) of Regulation M-A.
     The effects of the merger on GAFRI, GAC and AFG have been discussed under “Special Factors—Certain Effects of the Merger” beginning on page 23. GAFRI has added disclosure that Carl H. Lindner, Carl H. Lindner III and S. Craig Lindner will continue in their current capacities with AFG. In addition, Carl H. Lindner and S. Craig Lindner are included in the table added to the preliminary proxy statement as requested by Comment No. 19 below. Carl H. Lindner III does not own any shares of GAFRI common stock.
Interests of Certain Persons in the merger. page 37
19.	Please expand your disclosure to explain the different interests of certain directors and executive officers. Provide quantification where appropriate. For instance, provide tabular disclosure of any payments to be received by each director and officer in connection with the going private transaction.
     GAFRI has added a tabular presentation of the payments that each director and officer will be entitled to receive in connection with the going private transaction under “Special Factors—Interests of Certain Persons in the Merger” beginning on page 25.
Material U.S. Federal Income Tax Consequences, page 39
20.	Please revise to include disclosure of the tax consequences to each filing person as well.
     GAFRI has added disclosure as requested in “Special Factors—Material U.S. Federal Income Tax Consequences” beginning on page 28.

Michael Pressman, Esq.
July 25, 2007

Terms of the Merger Agreement, page 43
21.	Delete the statement that the disclosure is qualified by reference to the merger agreement. Investors are entitled to rely upon your disclosure.
     GAFRI has deleted the statement as requested.
Projected Financial Information, page 56
22.	Please revise your disclosure to include all of the projected data provided to the financial advisor rather than a subset.
     GAFRI has revised the first paragraph of “—Projected Financial Information” to clarify that GAFRI has included all material projected financial information in the preliminary proxy statement disclosure.
     As discussed with Michael Pressman of the Staff on July 21, 2007, GAFRI has attached as Appendix B to this letter all projected financial information provided by GAFRI to the Special Committee. The information that GAFRI believes is material to stockholders has been included under “—Projected Financial Information.” The remaining projected financial information provided to the financial advisor consists of additional detail and contains no information that GAFRI believes is material to its stockholders. GAFRI respectfully requests that the Staff review the information attached as Appendix B to this letter and advise GAFRI on whether additional projected financial information should be included in the proxy statement. GAFRI intends to comply with any recommendation made by the Staff.
Where Stockholders can find more information, page 62
23.	Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly. In addition, please explain your authority for forward incorporating under the proxy rules.
     GAFRI has removed language relating to forward incorporation by reference.
     Each filing person acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Pressman, Esq.
July 25, 2007

     If you have any questions or comments, please feel free to contact me.

Sincerely yours, KEATING MUETHING & KLEKAMP PLL
By:	/s/ Mark A. Weiss
Mark A. Weiss
MAW:slh

Appendix A

April 17, 2007 Confidential Presentation to the Special Committee of Independent Directors of the Board of Directors of Draft

Disclaimer

Table of Contents

I. Executive Summary

Executive Summary Executive Summary Cochran Caronia Waller ("CCW") has been requested by the Special Committee of the Board of Directors of Great American Financial Resources, Inc. ("GAFRI" or the "Company") to prepare a financial analysis (the "Financial Analysis") of the Company in connection with a potential buyout proposal by American Financial Group ("AFG") or one of its affiliates or subsidiaries, for the publicly held shares not owned by AFG or its subsidiaries (the "AFG Proposal"). In preparing the Financial Analysis, CCW reviewed, among other things, the following information: Publicly available information concerning the business, financial condition and operations of GAFRI Internal information prepared by Company management concerning the business, financial condition and operations of GAFRI Financial projections for GAFRI prepared by Company management Audited financial statements of GAFRI for the fiscal years ended December 31, 2004, 2005 and 2006 Discussions with GAFRI management concerning the Company, its operating environment, financial condition, prospects and strategic objectives Historical stock price performance and other valuation metrics for GAFRI Certain relevant market and financial data of GAFRI, companies comparable to GAFRI and transactions comparable to the AFG Proposal

Overview of Selected Methodologies The table below summarizes the types of financial analyses performed and other factors considered by CCW: Historical Stock Price Performance Historical stock trading performance of GAFRI common shares compared with the stock trading performances of certain comparable company indices as well as broader market indices Historical Trading Multiples Historical price / book value trading multiples over time and average trading multiples over various periods Public Market Trading Analysis Premiums Paid Analysis Premiums paid in comparable minority stake buy-out transactions Comparison of selected financial, operating and trading information and ratios (e.g., price / earnings and price / book value) using publicly available information of a peer group of companies Price / Book Value vs. ROE Analysis Correlation between return on equity (ROE) and price / book value for comparable companies and resulting implied price / book value multiple for GAFRI Dividend Discount Analysis Calculation of the sum of the Company's projected cash flows to common shareholders and a terminal value discounted at GAFRI's cost of equity Description Executive Summary

II. Corporate Overview

GAFRI Public Market Data Public Market Summary Average Weekly Trading Volume Corporate Overview Note: Calculated for full business weeks, Monday through Friday. Data is through Friday, April 13, 2007. Source: Bloomberg.

Historical Price / Volume Chart and Major Events Corporate Overview Source: Bloomberg. 5/1/03 GAFRI reports Q1 '03 core operating earnings results below Q1 '02. 7/31/03 GAFRI 2Q '03 pre-tax core earnings fall short of 2Q '02 pre-tax core earnings because of noncash pre-tax charge. 11/14/03 Moody's affirms ratings of GAFRI and revises stable outlook. 5/17/04 Great American Life Insurance Co. acquires $780 million fixed annuity block from National Health Insurance Co. 10/21/04 GAFRI Q3 '04 net income rises compared to Q3 '03. 4/28/05 GAFRI increases the number of authorized shares available for repurchase to 3.5% of outstanding common stock. 2/1/06 GAFRI completes sale of Great American Life Assurance Co. of Puerto Rico. 5/1/06 GAFRI announces it will acquire Ceres Group for $205 million. 2/23/07 AFG offers to acquire remaining shares of GAFRI for $23.50 per share. 8/21/05 GAFRI Q2 2005 earnings rise compared to Q2 '04. 4/26/05 GAFRI reports improved Q1 '05 core net operating results compared to Q1 '04. 6/28/02 GAFRI completes the acquisition of Manhattan National Life for $48.5 million. 7/31/02 GAFRI announces Q2 '02 diluted net operating earnings per share growth compared to Q2 '01. 10/1/03 A.M. Best affirms its rating of GAFRI's largest subsidiary, Great American Life Insurance Co., as "A" (Excellent).

GAFRI Historical Earnings Diluted Earnings Per Share Return on Average Equity (Excl. FAS 115) Operating Earnings Per Share Operating Return on Average Equity (Excl. FAS 115) Corporate Overview Source: SNL DataSource and public SEC filings. Operating income equals net income after income taxes, before extraordinary items, realized gains and certain non-recurring items as reported by the Company. The amortization of deferred acquisition costs related to realized gains is also excluded.

GAFRI Selected Historical Financial Results Total Revenue Total Assets Net Policy Revenue Book Value Per Share (Excl. FAS 115) (Dollars in millions, except for per share data) Corporate Overview Source: SNL DataSource, public SEC filings and GAFRI internal financial documents.

Historical Sector Stock Performance vs. General Market One Year Stock Performance Three Year Stock Performance Five Year Stock Performance Corporate Overview Source: Capital IQ. Note: CCW Life & Annuity Index includes AEL, CNO, FFG, NWLIA, NFS, PLFE, PL and TMK.

Historical GAFRI Price to Book Value Multiples (Excl. FAS 115) Corporate Overview Source: SNL Financial, GFR 10-Ks and 10-Qs. Historical GAFRI Price to Book Value Multiples (Excl. FAS 115)

Historical GAFRI Price / Volume Trading Summary GAFRI Trading Volume by Price Range Last 3 Years (2/22/04 to 2/22/07) GAFRI Trading Volume by Price Range 1 Year (2/22/06 to 2/22/07) GAFRI Trading Range Last 3 Years (2/22/04 to 2/22/07) GAFRI Trading Range 1 Year (2/22/06 to 2/22/07) Corporate Overview Source: Bloomberg. GAFRI announced on February 23, 2007 that AFG proposed to acquire the shares of GAFRI that AFG and it subsidiaries do not already own for $23.50 per share in cash.

2007 - 2009 Management Plan Corporate Overview

III. Financial Analysis

Financial Analysis Summary Financial Analysis

Illustrative Stock Price Matrix Financial Analysis

Market Trading Statistics for GAFRI and Selected Comparables Financial Analysis

Draft

Financial Analysis

Price to Book vs. ROE Analysis

- **As a capital intensive business, life insurance valuations in the public markets have been strongly correlated to return on equity:**
  - Companies with a higher expected return on equity generally have been rewarded with a higher valuation
- **The price to book vs. ROE analysis examines the correlation between the expected ROEs and price / book value multiples of comparable companies. The resulting regression line provides the implied book value multiple for a company at a given expected ROE.**
  - A company positioned below the line implies that the company is currently undervalued based on its expected ROE, while a position above the line suggests that a company is overvalued by the market

Price to Book vs. ROE Chart


y = 12.393x + 0.0157
R² = 0.8284
2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
Price to Book (Excl. FAS 115)
3.0%
4.5%
6.0%
7.5%
9.0%
10.5%
12.0%
13.5%
15.0%
16.5%
18.0%
2007E ROE (Excl. FAS 115)
TMK
NFS
FFG
PL
AEL
GFR
CNO
GFR (Pre-AFG offer)
Based upon the relationship between price / book and ROE, and given GFR's 2007E ROE of 6.8%, GFR would be expected to trade at 0.86x book value.

AEL = American Equity Investment Life Holding Co.
CNO = Conseco, Inc.
FFG = FBL Financial Group, Inc.
GFR = Great American Financial Resources, Inc.
NWLIA = National Western Life Insurance Company
NFS = Nationwide Financial Services, Inc.
PLFE = Presidential Life Corporation
PL = Protective Life Corporation
TMK = Torchmark Corporation

Source: SNL DataSource.
Note: NWLIA and PLFE not on graph because no public earnings estimates are available.

Cochran Caronia Waller
19

While forward ROE estimates typically have been considered in determining an implied book value for a company, many of GAFRI's comparable companies have not been covered by research analysts and therefore do not have forward earnings estimates. In the regression below, LTM Operating ROE was used, excluding the impact of realized gains and losses, as a proxy for forward ROE estimates The one-year average weekly trading volume for each company as a percentage of shares outstanding also was reviewed. It would appear that average weekly trading volumes for GAFRI's peer companies do not impact whether the companies are over- or under-valued by the market Price to Book vs. ROE Analysis (cont'd) Price to Book vs. LTM Operating ROE Chart Source: SNL DataSource. Note: One-year average weekly volume / shares outstanding in parentheses. Financial Analysis AEL = American Equity Investment Life Holding Co. CNO = Conseco, Inc. FFG = FBL Financial Group, Inc. GFR = Great American Financial Resources, Inc. NWLIA = National Western Life Insurance Company NFS = Nationwide Financial Services, Inc. PLFE = Presidential Life Corporation PL = Protective Life Corporation TMK = Torchmark Corporation

Summary of Dividend Discount Analysis Discounted Cash Flow Summary DCF with Net Income Exit Multiple (Dollars in millions, except per share data) DCF with Book Value Exit Multiple Financial Analysis

Cost of Equity Calculation Cost of Capital Assumptions Dividends represent the cash available to common shareholders after funding capital requirements, working capital needs and debt financing requirements. These cash flows were therefore discounted at GAFRI's required return on equity (cost of equity) as opposed to its weighted average cost of capital ("WACC"). GAFRI's estimated cost of equity, using a capital asset pricing model (CAPM) approach, is approximately 11.5%. GAFRI's estimated WACC is approximately 10.3% (1) (1) GAFRI's WACC was calculated as the market weighted average of its estimated cost of equity and estimated after-tax cost of debt. Financial Analysis

Summary of Premiums Paid Analysis Financial Analysis

Appendix A. Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions - All Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - All (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - All (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - Financial Institutions Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - Insurance Companies Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - 100% Cash Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - 100% Cash (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial.

Appendix B. Real Estate

Overview of Real Estate Portfolio Real Estate Source: GAFRI Management. Appraised value was prior to receipt of $15 million payment from Palm Beach County in exchange for restrictions on development rights and guaranty of public access. Net of estimated profit sharing payments to be due upon sale of property. Reflects value of GAFRI's proportionate ownership share only.

May 15, 2007 Confidential Presentation to the Special Committee of Independent Directors of the Board of Directors of Draft

Disclaimer

Table of Contents

I. Executive Summary

Executive Summary Executive Summary Cochran Caronia Waller ("CCW") has been requested by the Special Committee of the Board of Directors of Great American Financial Resources, Inc. ("GAFRI" or the "Company") to prepare a financial analysis (the "Financial Analysis") of the Company in connection with a potential buyout proposal by American Financial Group ("AFG") or one of its affiliates or subsidiaries, for the publicly held shares not owned by AFG or its subsidiaries (the "AFG Proposal"). In preparing the Financial Analysis, CCW reviewed, among other things, the following information: Publicly available information concerning the business, financial condition and operations of GAFRI Internal information prepared by Company management concerning the business, financial condition and operations of GAFRI Financial projections for GAFRI prepared by Company management Audited financial statements of GAFRI for the quarter ended March 31, 2007 and for the five years ended December 31, 2002 Discussions with GAFRI management concerning the Company, its operating environment, financial condition, prospects and strategic objectives Historical stock price performance and other valuation metrics for GAFRI Certain relevant market and financial data of GAFRI, companies comparable to GAFRI and transactions comparable to the AFG Proposal

Overview of Selected Methodologies The table below summarizes the types of financial analyses performed and other factors considered by CCW: Historical Stock Price Performance Historical stock trading performance of GAFRI common shares compared with the stock trading performances of certain comparable company indices as well as broader market indices Historical Trading Multiples Historical price / book value trading multiples over time and average trading multiples over various periods Public Market Trading Analysis Premiums Paid Analysis Premiums paid in comparable minority stake buy-out transactions Comparison of selected financial, operating and trading information and ratios (e.g., price / earnings and price / book value) using publicly available information of a peer group of companies Price / Book Value vs. ROE Analysis Correlation between return on equity (ROE) and price / book value for comparable companies and resulting implied price / book value multiple for GAFRI Dividend Discount Analysis Calculation of the sum of the Company's projected cash flows to common shareholders and a terminal value discounted at GAFRI's cost of equity Description Executive Summary

II. Corporate Overview

GAFRI Public Market Data Public Market Summary Average Weekly Trading Volume Corporate Overview Note: Calculated for full business weeks, Monday through Friday. Data is through Friday, May 11, 2007. Source: Bloomberg.

Historical Price / Volume Chart and Major Events Corporate Overview Source: Bloomberg. 5/1/03 GAFRI reports Q1 '03 core operating earnings results below Q1 '02. 7/31/03 GAFRI 2Q '03 pre-tax core earnings fall short of 2Q '02 pre-tax core earnings because of noncash pre-tax charge. 11/14/03 Moody's affirms ratings of GAFRI and revises stable outlook. 5/17/04 Great American Life Insurance Co. acquires $780 million fixed annuity block from National Health Insurance Co. 10/21/04 GAFRI Q3 '04 net income rises compared to Q3 '03. 4/28/05 GAFRI increases the number of authorized shares available for repurchase to 3.5% of outstanding common stock. 2/1/06 GAFRI completes sale of Great American Life Assurance Co. of Puerto Rico. 5/1/06 GAFRI announces it will acquire Ceres Group for $205 million. 2/23/07 AFG offers to acquire remaining shares of GAFRI for $23.50 per share. 8/21/05 GAFRI Q2 '05 earnings rise compared to Q2 '04. 4/26/05 GAFRI reports improved Q1 '05 core net operating results compared to Q1 '04. 6/28/02 GAFRI completes the acquisition of Manhattan National Life for $48.5 million. 7/31/02 GAFRI announces Q2 '02 diluted net operating earnings per share growth compared to Q2 '01. 10/1/03 A.M. Best affirms its rating of GAFRI's largest subsidiary, Great American Life Insurance Co., as "A" (Excellent).

GAFRI Historical Earnings Diluted Earnings Per Share Return on Average Equity (Excl. FAS 115) Operating Earnings Per Share Operating Return on Average Equity (Excl. FAS 115) Corporate Overview Source: SNL DataSource and public SEC filings. Operating income equals net income after income taxes, before extraordinary items, realized gains and certain non-recurring items as reported by the Company. The amortization of deferred acquisition costs related to realized gains is also excluded.

GAFRI Selected Historical Financial Results Total Revenue Total Assets Net Policy Revenue Book Value Per Share (Excl. FAS 115) (Dollars in millions, except for per share data) Corporate Overview Source: SNL DataSource, public SEC filings and GAFRI internal financial documents.

Historical Sector Stock Performance vs. General Market One Year Stock Performance Three Year Stock Performance Five Year Stock Performance Corporate Overview Source: Capital IQ. Note: CCW Life & Annuity Index includes AEL, CNO, FFG, NWLIA, NFS, PLFE, PL and TMK.

Historical GAFRI Price to Book Value Multiples (Excl. FAS 115) Corporate Overview Source: SNL Financial, GFR 10-Ks and 10-Qs. Historical GAFRI Price to Book Value Multiples (Excl. FAS 115)

Historical GAFRI Price / Volume Trading Summary GAFRI Trading Volume by Price Range Last 3 Years (2/22/04 to 2/22/07) GAFRI Trading Volume by Price Range 1 Year (2/22/06 to 2/22/07) GAFRI Trading Range Last 3 Years (2/22/04 to 2/22/07) GAFRI Trading Range 1 Year (2/22/06 to 2/22/07) Corporate Overview Source: Bloomberg. GAFRI announced after close of business on February 22, 2007 that AFG proposed to acquire the shares of GAFRI that AFG and it subsidiaries do not already own for $23.50 per share in cash.

2007 - 2009 Management Plan Corporate Overview

III. Financial Analysis

Financial Analysis Summary Financial Analysis

Illustrative Stock Price Matrix Financial Analysis

Market Trading Statistics for GAFRI and Selected Comparables Financial Analysis

Draft

Financial Analysis

Price to Book vs. ROE Analysis

- **As a capital intensive business, life insurance valuations in the public markets have been strongly correlated to return on equity:**
  - Companies with a higher expected return on equity generally have been rewarded with a higher valuation
- **The price to book vs. ROE analysis examines the correlation between the expected ROEs and price / book value multiples of comparable companies. The resulting regression line provides the implied book value multiple for a company at a given expected ROE.**
  - A company positioned below the line implies that the company is currently undervalued based on its expected ROE, while a position above the line suggests that a company is overvalued by the market

Price to Book vs. ROE Chart


y = 12.938x + 0.0489
R^2 = 0.835
2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
3.0%
4.5%
6.0%
7.5%
9.0%
10.5%
12.0%
13.5%
15.0%
16.5%
18.0%
2007E ROE (Excl. FAS 115)
TMK
NFS
PL
FFG
GFR (Pre-AFG offer)
GFR
AEL
CNO
Based upon the relationship between price / book and ROE, and given GFR's 2007E ROE of 6.8%, GFR would be expected to trade at 0.93x book value.
AEL = American Equity Investment Life Holding Co.
CNO = Conseco, Inc.
FFG = FBL Financial Group, Inc.
GFR = Great American Financial Resources, Inc.
NWLIA = National Western Life Insurance Company
NFS = Nationwide Financial Services, Inc.
PLFE = Presidential Life Corporation
PL = Protective Life Corporation
TMK = Torchmark Corporation

Source: SNL DataSource.
Note: NWLIA and PLFE not on graph because no public earnings estimates are available.

Cochran Caronia Waller

19

While forward ROE estimates typically have been considered in determining an implied book value for a company, many of GAFRI's comparable companies have not been covered by research analysts and therefore do not have forward earnings estimates. In the regression below, LTM Operating ROE was used, excluding the impact of realized gains and losses, as a proxy for forward ROE estimates The one-year average weekly trading volume for each company as a percentage of shares outstanding also was reviewed. It would appear that average weekly trading volumes for GAFRI's peer companies do not impact whether the companies are over- or under-valued by the market Price to Book vs. ROE Analysis (cont'd) Price to Book vs. LTM Operating ROE Chart Source: SNL DataSource. Note: One-year average weekly volume / shares outstanding in parentheses. Financial Analysis AEL = American Equity Investment Life Holding Co. CNO = Conseco, Inc. FFG = FBL Financial Group, Inc. GFR = Great American Financial Resources, Inc. NWLIA = National Western Life Insurance Company NFS = Nationwide Financial Services, Inc. PLFE = Presidential Life Corporation PL = Protective Life Corporation TMK = Torchmark Corporation

Summary of Dividend Discount Analysis Discounted Cash Flow Summary DCF with Net Income Exit Multiple (Dollars in millions, except per share data) DCF with Book Value Exit Multiple Financial Analysis

Cost of Equity Calculation Cost of Capital Assumptions Dividends represent the cash available to common shareholders after funding capital requirements, working capital needs and debt financing requirements. These cash flows were therefore discounted at GAFRI's required return on equity (cost of equity) as opposed to its weighted average cost of capital ("WACC"). GAFRI's estimated cost of equity, using a capital asset pricing model (CAPM) approach, is approximately 11.3%. GAFRI's estimated WACC is approximately 10.1% (1) (1) GAFRI's WACC was calculated as the market weighted average of its estimated cost of equity and estimated after-tax cost of debt. Financial Analysis

Summary of Premiums Paid Analysis Financial Analysis

Appendix A. Selected Acquisitions of Minority Interests

Precedent Minority Buy-Out Transactions - All Selected Acquisitions of Minority Interests Source: SDC Financial. (1) Indicates pending transaction.

Precedent Minority Buy-Out Transactions - All (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial.

Precedent Minority Buy-Out Transactions - All (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial. Note: Pending transactions not included in mean, median and percentile calculations.

Precedent Minority Buy-Out Transactions - Financial Institutions Selected Acquisitions of Minority Interests Source: SDC Financial. Note: Pending transactions not included in mean, median and percentile calculations. (1) Indicates pending transaction.

Precedent Minority Buy-Out Transactions - Insurance Companies Selected Acquisitions of Minority Interests Source: SDC Financial. Note: Pending transactions not included in mean, median and percentile calculations. (1) Indicates pending transaction.

Precedent Minority Buy-Out Transactions - 100% Cash Selected Acquisitions of Minority Interests Source: SDC Financial. (1) Indicates pending transaction.

Precedent Minority Buy-Out Transactions - 100% Cash (cont'd) Selected Acquisitions of Minority Interests Source: SDC Financial. Note: Pending transactions not included in mean, median and percentile calculations.

Appendix B. Real Estate

Overview of Real Estate Portfolio Real Estate Source: GAFRI Management. Appraised value was prior to receipt of $15 million payment from Palm Beach County in exchange for restrictions on development rights and guaranty of public access. Net of estimated profit sharing payments to be due upon sale of property. Reflects value of GAFRI's proportionate ownership share only.

Appendix B

(Dollars in millions) CINCINNATI STATUTORY NET PREMIUMS

(Dollars in millions) CINCINNATI PRETAX GAAP INSURANCE OPERATING INCOME * Excludes discontinued hotel operations in 2005 and 2006. (1) Decrease in 2006 reflects the impact of $148mm dividend paid in 2006. (2) Beginning in 2007, approximately $8mm of fees billed to the fixed annuity line by GAFRI (parent) are no longer being billed. (3) Income resulting from a 2006 payment received from Palm Beach County, Florida in exchange for the imposition of certain limitations on future development of a Marina owned by the Company. ..

CINCINNATI INSURANCE OPERATIONS EXCESS EXPENSES * Excess expense is defined as actual or projected expenses incurred by GAFRI minus the expenses "allowed for" in the product design in order to achieve the appropriate returns for that product.

($ in millions) SUPPLEMENTAL GAAP OPERATING PROFIT BY LINE OF BUSINESS

($ in millions) SUPPLEMENTAL ROI BY LINE OF BUSINESS

(in millions) SUPPLEMENTAL PREMIUM BY LINE OF BUSINESS

SUPPLEMENTAL LOSS RATIO BY LINE OF BUSINESS

(Dollars in millions, except EPS) FINANCIAL OVERVIEW(1) (1) Assumes earnings on excess capital earns portfolio rate (2) Excludes unrealized gains (losses) on fixed maturities (3) From continuing operations (excludes GA Life of Puerto Rico, hotel gains and 2005 unlockings) (4) Includes GA life of Puerto Rico, excludes realized gains, hotel gains and 2005 unlockings (5) Includes operating, non-operating, discontinued and change in unrealized gains in stocks

(Dollars in millions) GAAP OPERATING INCOME STATEMENT BY SBU(1) (1) Assumes excess capital earns portfolio rate of 6%. (2) Approximately $8mm of fees charged by GAFRI parent to the fixed annuity LOB were reduced to zero beginning in 2007. (3) Assumes leveraging to 25% debt to capital ration in 2007 thru 2009. (4) Pretax operating earnings exclude GA Life of Puerto Rico, gains on sales of hotels in 2005 and 2006 and the 2005 negative unlocking adjustments of ($29.4mm).

($ in millions) INSURANCE ROI BY BUSINESS SEGMENT Based on 150% S&P ratio for all lines except supplemental which assumes 500% RBC

(Dollars in millions) GAAP OPERATING INCOME STATEMENT BY SBU 2007 PLAN BY QUARTER(1) (1) Assumes excess capital earns portfolio rate of 6%. (2) Reflects $1.5mm reversal of a litigation accrual. (3) Reflects $2.7mm reversal for ESORP overfunding.

($ in Millions) GAFRI HOLDING COMPANY CASHFLOWS

(Dollars in millions) CAPITALIZATION (1) Includes Parent cash/available dividends and accumulated leverage up to 25%.

GAFRI Operating Income Statement by SBU

Assumes earnings on excess capital @ pretax	6%
% of excess capital assumed to earn higher rate	0%
% of year excess capital assumed to earn higher rate	0%

						Latest What If
		2003	2004	2005	2006	2007	2008	2009
		Actual	Actual	Actual	Actual	Plan	Plan	Plan
Fixed Annuities — Core		$88.3	$82.2	$76.6	$74.3	$84.3	$96.3	$109.2
Real Estate		7.3	7.5	10.3	(0.8)	3.1	4.9	5.6
Non-Recurring investment income/AMM fee reduction		(11.4)	3.9	6.6	7.3	7.9	9.0	10.4
Sailfish Payment, net of DAC & Fees		—	—	—	5.0	—	—	—
Conseco Block						0.0	0.0	—
Bank Initiative		—	—	—	—	(1.6)	2.7	10.4
New York Initiative		—	—	—	—	—	—	—
National Health		—	2.0	3.8	4.0	3.7	3.6	3.1
‘05 Non-Recurring investment income		—	—	2.9	—	—	—	—
Old West/Old Standard		—	—	—	10.4	10.2	8.1	6.3

Subtotal Fixed		$84.2	$95.6	$100.2	$100.2	$107.6	$124.6	$145.0
Variable Initiative		—	—	—	—	(3.5)	(3.5)	1.0
Variable Annuities		4.2	1.8	2.1	5.4	3.5	2.8	2.7
Supplemental		19.5	24.0	26.9	22.1	25.5	32.8	37.2
Ceres		0.0	0.0	0.0	6.0	17.6	22.6	28.1
GA Life of Puerto Rico		12.5	15.3	12.2	0.0	0.0	0.0	0.0
Life Division & Manhattan		(10.8)	(1.6)	1.0	9.0	7.7	6.3	5.4
Parent/Other		(5.9)	(5.8)	(2.1)	(3.5)	(14.2)	(16.2)	(17.9)
Interest & Debt Expenses		(24.9)	(27.4)	(28.4)	(22.9)	(24.6)	(28.3)	(30.3)
Additional Pre-Tax Earnings on Excess Capital (over & above 6%)		—	—	—	—	—	—	—

Pre-Tax Operating Earnings		78.8	101.9	111.9	116.3	119.6	141.1	171.2
Income Taxes		(23.2)	(31.0)	(32.9)	(40.2)	(41.3)	(49.7)	(60.2)

Net Operating Earnings		$55.6	$70.9	$79.0	$76.1	$78.3	$91.4	$111.0

Average Diluted Shares Outstanding		43.8	47.3	47.6	48.1	48.4	48.8	49.1

Diluted Operating EPS, including discontinued (Board)		$1.27	$1.50	$1.66	$1.58	$1.62	$1.87	$2.26
Net Income EPS (including discontinued & non-operating items)		$1.13	$2.15	$1.47	$2.06	$1.60	$1.87	$2.26

Parent Cash & Investments (includes assumed bank borrowings)		n/a	n/a	$81	$14	$57	$44	$0
Excess Capital at Insurance Subsidiaries (assumes New S & P model in 2007)		n/a	n/a	$96	$34	$32	$10	$1

Total Excess Capital & Parent Liquidity		$39	$137	$177	$48	$89	$54	$1

Assumed Bank Debt Outstanding (included in parent cash above)		—	—	$0	$0	$132	$197	$238
Debt to Capital		31.4%	28.8%	26.5%	20.4%	25.0%	25.0%	25.0%

Operating R.O.E. — GAFRI		7.7%	8.5%	8.7%	7.6%	7.2%	7.8%	8.7%
Operating ROE excl Sailfish pmt & non-recurring invest income				8.0%	6.8%
ROE — Net Income, including change in stock unrealized		7.9%	11.6%	6.3%	11.1%	8.1%	8.8%	9.8%
Pretax operating earnings shortfall from 11% ROE	11%	$37	$31	$33	$52	$63	$57	$44

R.O.I. — Fixed (Core-excluding NHIC, Oldies & non-recurring inv inc)		8.9%	7.9%	7.2%	6.2%	6.9%	7.4%	7.7%
R.O.I. — Fixed non-recurring invest inc, Sailfish, & AMM fee reduction		-1.1%	0.4%	0.6%	1.1%	0.6%	0.7%	0.7%
R.O.I. — Bank Initiative		n/a	n/a	n/a	n/a	n/m	5.9%	8.0%
R.O.I. — NHIC and Old West/Old Standard acquisition		n/a	18.6%	39.6%	94.0%	75.3%	54.3%	38.2%

Total Fixed ROI		7.8%	8.3%	8.3%	8.4%	8.5%	8.8%	8.9%

R.O.I. — Supplemental, including Ceres		7.6%	9.0%	9.1%	6.6%	7.8%	9.6%	10.5%
R.O.I. — Variable		4.6%	2.2%	2.6%	6.1%	4.0%	3.3%	3.4%
R.O.I. — Life		-5.6%	-0.8%	0.6%	5.5%	4.9%	4.2%	3.8%

R.O.I. — Total Insurance Subsidiaries (excluding GAPR)		6.3%	7.6%	7.9%	8.0%	8.1%	8.5%	9.0%

Book Value per Share (includes stock unrealized)		$17.12	$19.03	$20.09	$22.37	$24.19	$26.33	$28.92
GAAP Equity, Excluding Fixed Mat. Unrealized		$805	$895	$949	$1,064	$1,151	$1,253	$1,377
Total GAAP Capital, Excluding Fixed Mat. Unrealized		$1,174	$1,258	$1,291	$1,338	$1,535	$1,671	$1,835
Statutory Adjusted Capital — Consolidated		$610	$704	$733	$836	$931	$1,008	$1,133

Spread — Balance Sheet		2.21%	2.16%	2.13%	2.18%	2.18%	2.19%	2.21%
Spread — Income Statement		2.48%	2.34%	2.30%	2.37%	2.20%	2.21%	2.20%
Assumed Reinvestment Rate		N/A	N/A	N/A	5.75%	5.80%	5.90%	6.00%

Statutory Net Premiums		$1,136	$1,043	$1,147	$1,727	$2,162	$2,965	$3,776
Statutory Net Earnings — Consolidated		$79	$110	$106	$157	$63	$57	$57
Dividends from (Contributions to) Subsidiaries, net		($35)	$54	$100	$148	($33)	($12)	($49)
Maximum Dividends allowable from Subsidiaries		$68	$89	$123	$148	$140	$86	$98

Interest Coverage Ratio — Cash (Assuming Max Dividends)		3.2	3.1	4.8	6.7	5.6	3.0	3.3
Interest Coverage Ratio — GAAP		4.2	4.7	4.9	6.1	5.9	6.0	6.7

General Expenses		$116	$115	$106	$124	$151	$159	$167
Under (Over) Pricing Expenses		($27)	($33)	($25)	($24)	($27)	($18)	($12)
P.O.B		810	734	787	949	998	1,014	1,021

Policies in force		957,800	942,200	953,060	1,114,085	1,118,397	1,154,937	1,196,032
Life Division Mortality as a % of Pricing		159%	151%	172%	134%	150%	145%	135%

Statutory Adjusted Capital/Excess Capital
2003 — 2009
($ in Millions)

				Latest What If
	2003	2004	2005	2006	2007	2008	2009
	Actual	Actual	Actual	Latest	Plan	Plan	Plan
GALIC Beginning Adjusted Capital	$486	$574	$656	$733	$746	$863	$960
Stat Net Operating Earnings:
Fixed Annuities (GALIC)	72	60	59	41	37	33	28
Fixed Annuities (Other)	(3)	(4)	(5)	4	(3)	2	3
Add’l earnings on excess capital @ 6%	—	—	0	0	0	0	0
Adj Earnings for Add’l Divs not in Plan	—	—	—	—	2	5	6
Chatham Sale	—	—	—	50	—	—	—
Conseco block net earnings					—	—	—
Bank Initiative	—	—	—	—	(3)	(11)	(12)
Variable Annuities	9	1	1	1	3	1	1
Variable Initiative					(3)	(4)	(2)
Life Division	(5)	7	5	10	8	7	7
Manhattan Life	3	8	5	5	6	5	4
Supplemental Products	6	14	7	7	8	8	8
Old West/Old Std Earnings (‘06 Acq.)	—	—	—	1	1	1	1
Aftertax R/E Gain (Driskill Sale)	—	—	25	—	—	—	—
Tax payment from AFG to AILIC	—	—	—	20	—	—	—
Realized Gains (Losses)	(9)	14	1	13	(1)	—	—

Capital Contributions (Dividends)	36	(53)	0	(148)	(19)	27	47
Add’l Capital Contributions (Dividends) not in Rich’s Plan	0	0	0	0	82	15	10

Loyal Reduction due to CSO Acq	—	—	0	0	0	0	0
Change in Unrealized	0	0	0	4	11	12	14
Acquisition (Conseco Block)					0
Acquisition (Conseco Block Tax Payment)					0
Acquisition (Old West/Old Std.)	—	—	0	12	—	—	—
Excess Capital from Loyal to Parent	—	—	0	—	—	—	—
Other (Rich estimate)					(8)	(6)	(6)
Other, Net (Reinsurance, Unrealized)	(21)	35	(21)	(7)	(4)	2	12

GALIC Ending Adjusted Capital	$574	$656	$733	$746	$863	$960	$1,080

GAPR/Ceres Beginning Adjusted Capital	$28	$36	$48	$0	$90	$68	$48
Stat Net Earnings	6	10	8	5	8	10	13
Dividends	(1)	(1)	(100)	0	(30)	(30)	(8)
Other, Net	3	3	44	85	—	—	—

GAPR/Ceres Ending Adjusted Capital	$36	$48	$0	$90	$68	$48	$53

Available dividends					19	8	10

Total Consolidated Adjusted Capital	$610	$704	$733	$836	$931	$1,008	$1,133

Required Capital:
GALIC Required Capital (@ 150%)	$571	$610	$638	$737	$863	$960	$1,088
Ceres Required Capital @ 500% RBC	N/A		—	65	36	38	45
Additional Required Capital (Acquisitions)	—	—	—	—	—	—	—
Adjustment -	—	—	—	—	—	—	—

Total Required Capital	$571	$610	$638	$802	$899	$998	$1,133

					$32	$10	$8

Excess Capital:
Excess Capital of Insurance Co’s	$39	$94	$96	$34	$32	$10	$1
Liquidity @ Parent Company (Tab 18)	—	43	81	14	57	44	0
Investments @ Parent Company (Tab 18)	—	—	0	0	0	0	0

Total Excess Capital & Parent Liquidity	$39	$137	$177	$48	$89	$54	$1

Components of GALIC’s required statutory capital:
Total GALIC required statutory capital from above	$571	$610	$638	$737	$863	$960	$1,088
Life division required statutory capital	($41)	($44)	($47)	($45)	($43)	($40)	($40)
Variable required statutory capital	($20)	($12)	($12)	($11)	($11)	($11)	($11)
Supplemental required statutory capital (Austin only)	($79)	($68)	($78)	($81)	($87)	($97)	($107)

Fixed annuities required statutory capital	$431	$486	$501	$600	$722	$812	$930

GAFRI Projected Book Value per share & ROE
2003 — 2009
($ in Millions)

						Latest What If
		2003	2004	2005	2006	2007	2008	2009
		Actual	Actual	Actual	Actual	Plan	Plan	Plan
Beginning GAAP Equity*		$689	$805	$895	$949	$1,064	$1,151	$1,253
Operating Earnings, aftertax		56	71	79	76	78	91	111
Non-Operating Earnings, aftertax		(6)	33	(9)	(9)	(1)	0	0
Aftertax GAAP gain on sale of Chatham		—	—	—	32	—	—	—
Dividends/rights offering		58	(5)	(5)	(5)	(5)	(5)	(5)
Change in stock unrealized		8	(8)	(13)	12	11	12	14
Stock option exercise impact					4	2	2	2
Stock option expense impact				2	4	2	2	2
Other comprehensive income adjustment					1

Ending Equity		$805	$895	$949	$1,064	$1,151	$1,253	$1,377

Average Equity, including unrealized on stocks		$747	$850	$922	$1,007	$1,108	$1,202	$1,315

Unrealized on stocks		$25	$17	$4	$16	$27	$38	$52

Equity, excluding all unrealized gains		$780	$878	$945	$1,048	$1,125	$1,215	$1,325
Average equity, excluding all unrealized gains		$726	$829	$912	$997	$1,086	$1,170	$1,270

Return on Equity Information:
ROE (excluding all unrealized gains)		7.7%	8.5%	8.7%	7.6%	7.2%	7.8%	8.7%
Pretax shortfall from 11% ROE	11%	$37	$31	$33	$52	$63	$57	$44
ROE excluding Sailfish and unanticipated investment income				8.0%	6.8%
ROE — Net Income, including change in stock unrealized		7.9%	11.6%	6.3%	11.1%	8.1%	8.8%	9.8%

Other Information:
Book value per share @ year end *		$17.12	$19.03	$20.09	$22.37	$24.19	$26.33	$28.92
Total debt, including Trust Pfd Securities		$369	$363	$342	$273	$383	$417	$458
Total GAAP capital *		$1,174	$1,258	$1,291	$1,338	$1,535	$1,671	$1,835
Debt to capital @ year end *		31.4%	28.8%	26.5%	20.4%	25.0%	25.0%	25.0%
Common shares outstanding		47.0	47.1	47.3	47.6	47.6	47.6	47.6

*	Includes unrealized gains on stocks

GALIC Projected S & P Capital Adequacy

S&P						What If
GALIC 5 year proforma				12/31/05	2006	2007	2008	2009
	TAC			$733.0	$746.0	$862.9	$959.7	$1,080.2
	C-1 (Asset Risk)			292.2	346.1	377.4	419.5	476.6

	RISK ADJUSTED CAPITAL			$440.8	$399.9	$485.6	$540.3	$603.6

	C-2 (A&H Premiums and Reserves, Life ins. Inforce)			$42.2	$46.6	$47.6	$48.6	$49.6
	C-3 Reserves (Life and Annuity)			169.9	185.4	199.9	221.9	254.3
	C-4 Premiums (Rolling 12 months)			18.1	28.8	36.3	49.8	63.5
	Estimated impact of new calculation					40.0	40.0	40.0

	REQUIRED CAPITAL			$230.2	$260.8	$323.8	$360.3	$407.4

	RISK ADJUSTED CAPITAL			$440.8	$399.9	$485.6	$540.3	$603.6
	REQUIRED CAPITAL			$230.2	$260.8	$323.8	$360.3	$407.4
	CAPITAL ADEQUACY RATIO			191%	153%	150%	150%	148%

	EXCESS CAPITAL @	150%		$96	$9	($0)	($0)	($7)

	Required Statutory Capital			$638	$737	$863	$960	$1,088
	Increase in Required Statutory Capital				$100	$126	$97	$128

Assumptions
C-1	Assets at year end			$9,880	$10,718	$11,656	$12,981	$14,843
C-1	Average asset charge is	3.0%			2.8%	2.8%	2.8%	2.8%
C-2	Per year adjustment	$1	mm
C-3	Reserve growth per year			$8,268	$9,067	$9,728	$10,797	$12,376
C-3	Average reserve charge is	2.1%
C-4	Premiums			$1,077	$1,727	$2,162	$2,965	$3,776
C-4	Average charge is	1.7%
	Increase (decrease) in MBS charge				$46	$5	$5	$5

	Projected Adjusted Capital (excluding Ceres)
	Beginning Adjusted Capital				$733	$746	$863	$960
	Earnings				152	55	47	44
	Dividends				(148)	63	42	57
	Other, including change in unrealized				9	(1)	8	20

	Ending Adjusted Capital				$746	$863	$960	$1,080

					$0	$0	$0	$0

	Projected Assets (excluding Ceres)
	Beginning Assets				$9,880	$10,718	$11,656	$12,981
	Fixed Annuity Premiums (including Banks)				1,282	1,572	2,113	2,652
	Other Premiums (excludes separate account premiums)				391	413	437	465
	Investment income				593	643	699	779
	Expenses				(96)	(111)	(121)	(128)
	Commissions				(128)	(157)	(211)	(265)
	Dividends				(148)	63	42	57
	Annuity surrenders, deaths, annuitization payments (excluding Banks)				(1,050)	(1,100)	(1,200)	(1,200)
	Bank surrenders				0	(8)	(21)	(44)
	Life and Health benefits, claims, etc				(286)	(377)	(413)	(454)
	Acquisition				280	0	0	0

	Ending Assets				$10,718	$11,656	$12,981	$14,843

	Investments in stocks				$214	$233	$260	$297

	Projected Reserves (excluding Ceres)
	Beginning Reserves				$8,300	$9,067	$9,728	$10,797
	Fixed Annuity Premiums (assume 95% of premiums collected)				1,218	1,493	2,007	2,519
	Other Premiums (assume 70% of premiums collected; exc sep accts)				274	289	306	326
	Interest Credited				332	363	389	432
	Annuity surrenders, deaths, annuitization payments				(1,050)	(1,108)	(1,221)	(1,244)
	Life and Health benefits, claims, etc				(286)	(377)	(413)	(454)
	Acquisition				280	0	0	0

	Ending Reserves				$9,067	$9,728	$10,797	$12,376

	Annuity reserves				8,780	9,528	10,704	12,411
	2006-2009 premiums as % of annuity reserves				14%	30%	46%	61%

GALIC Projected RBC Ratio

RBC	What If
GALIC 5 year proforma	12/31/05	2006	2007	2008	2009
TAC	$733.0	$746.0	$862.9	$959.7	$1,080.2

Asset Risk — Affiliated Amounts (C-0)	$48.4	$48.4	$48.4	$48.4	$48.4
Asset Risk – Unaff. CS and Affil. Non-Ins. Stock (C-1cs)	42.0	42.0	42.0	42.0	42.0
Asset Risk — All Other (C-1o)	88.6	103.8	120.8	144.8	178.5
C-2 (A&H Premiums and Reserves, Life ins. Inforce)	11.7	12.7	13.7	14.7	15.7
C-3 Reserves (Life and Annuity)	42.7	46.8	50.2	55.8	63.9
C-4 Premiums (Rolling 12 months)	13.5	16.1	19.7	26.5	33.2

ADJUSTED CAPITAL	$733.0	$746.0	$862.9	$959.7	$1,080.2
ACL	$100.0	$110.5	$122.5	$140.0	$164.0
CAPITAL ADEQUACY RATIO	733%	675%	704%	686%	659%

EXCESS CAPITAL @ 600%	$133	$83	$128	$120	$96

Required Statutory Capital	$600	$663	$735	$840	$984
Increase in Required Statutory Capital	$63	$72	$105	$144

Assumptions
C-1	Asset growth per year	$9,880	$10,718	$11,656	$12,981	$14,843
C-1	Average asset charge is	1.8%
C-2	Per year adjustment	$1	mm
C-3	Reserve growth per year	$8,268	$9,067	$9,728	$10,797	$12,376
C-3	Average reserve charge is	0.5%
C-4	Premiums	$1,077	$1,727	$2,162	$2,965	$3,776
C-4	Average charge is	1.3%

Projected Adjusted Capital
Beginning Adjusted Capital	$733	$746	$863	$960
Earnings	152	55	47	44
Dividends	(148)	63	42	57
Other, including change in unrealized	9	(1)	8	20

Ending Adjusted Capital	$746	$863	$960	$1,080

$0	$0	$0	$0

Projected Assets
Beginning Assets	$9,880	$10,613	$11,656	$12,981
Premiums	1,282	1,572	2,113	2,652
Investment income	593	643	699	779
Expenses	(96)	(111)	(121)	(128)
Commissions	(128)	(157)	(211)	(265)
Dividends	(148)	63	42	57
Surrenders, deaths, annuitization payments, claims, benefits	(1,050)	(1,108)	(1,221)	(1,244)
Acquisition	280	0	0	0

Ending Assets	$10,613	$11,515	$12,957	$14,832

Projected Reserves
Beginning Reserves	$8,300	$9,080	$9,828	$11,004
Premiums (assume 95% of premiums collected)	1,218	1,493	2,007	2,519
Interest Credited	332	363	389	432
Surrenders, deaths, annuitization payments, claims, benefits	(1,050)	(1,108)	(1,221)	(1,244)
Acquisition	280	0	0	0

Ending Reserves	$9,080	$9,828	$11,004	$12,711

Statutory Net Premiums
2003 — 2009
($ in Millions)

					Latest What If
	2003	2004	2005	2006	2007	2008	2009
	Actual	Actual	Actual	Actual	Plan	Plan	Plan
403(b) Fixed Annuities
First Year fixed	$33	$33	$41	$46	$58	$62	$63
First Year FIA	—	—	—	8	13	26	45
Renewal — Fixed	106	115	121	129	171	170	190
Renewal — FIA	—	—	—	—	5	19	42
Single Sum — Fixed	74	76	68	74	46	49	51
Single Sum — FIA	—	—	9	161	129	180	221
NHIC/Oldies	—	8	9	9	7	5	3

Subtotal 403(b) Fixed	213	232	248	427	429	511	615

Asset Select	—	0	0	15	60	65	70
UTA Annuities (Include with TRG)	41	26	20	18	12	10	9
TRG non 403(b) Fixed Annuities	0	23	20	28	46	59	76
TRG non 403(b) Indexed Annuities	0	0	0	57	129	220	332
SPG Fixed Annuities	492	374	298	228	335	360	413
SPG FIA	—	—	72	509	581	745	972
London Pacific	—	—	99	—	—	—	—
Bank Initiative	—	—	—	—	50	388	635
Variable Annuities	122	105	92	87	92	92	92
Variable Initiative					27	244	465
Supplemental Ins — Austin	218	236	254	262	282	309	341
Ceres	0	0	0	54	150	171	194
Life Division	50	47	44	42	39	36	32
Adjustment to Board Plan					(70)	(245)	(470)

Total Net Premiums	$1,136	$1,043	$1,147	$1,727	$2,162	$2,965	$3,776

		Cincy Ops		$1,411	$1,730	$2,485	$3,241

SUMMARY:
Fixed Annuities	$746	$655	$577	$547	$735	$780	$875
FIA	0	0	81	735	857	1,190	1,612
London Pacific	—	—	99	—	—	—	—
Bank Initiative	—	—	—	—	50	388	635
Variable Annuities	122	105	92	87	92	92	92
Variable Initiative					27	244	465
Life and A&H	268	283	298	358	471	516	567

Total Net Premiums	$1,136	$1,043	$1,147	$1,727	$2,232	$3,210	$4,246

		92%	0%	165%	129%	144%	132%